EXHIBIT (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 10, 2016 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of that jurisdiction. If Virtus (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, Virtus will make a good faith effort to comply with the applicable law. If, after such good faith effort, Virtus cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Virtus by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

of

Up to $75,000,000 of Shares of its Common Stock at

a Purchase Price Not Greater Than $82.50 Nor Less Than $73.00 Per Share

Virtus Investment Partners, Inc., a Delaware corporation (“Virtus,” “we,” “us,” or “our”), is offering to purchase for cash shares of our common stock, par value $0.01 per share (the “Shares”), having an aggregate purchase price of up to $75,000,000, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, JUNE 8, 2016, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, we will determine a single price, not greater than $82.50 nor less than $73.00 per Share net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for the Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares tendered and the prices at which they are tendered. We will select the single lowest price per Share (in multiples of $0.50) (the “Purchase Price”) within the price range specified above that will allow us to purchase the maximum number of Shares having an aggregate purchase price of $75,000,000 (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow us to purchase Shares having an aggregate purchase price of $75,000,000). All Shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. However, because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if, based on the Purchase Price, Shares having an aggregate purchase price in excess of $75,000,000 are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date. We reserve the right, in our sole discretion, to change the per Share purchase price range and to increase or decrease the aggregate purchase price of Shares sought in the Offer, subject to applicable law.

If Shares having an aggregate purchase price of more than $75,000,000 (or such greater aggregate purchase price of Shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, we will purchase Shares in the following order of priority:

•	First, we will purchase all “odd lots” of less than 100 Shares at the Purchase Price from shareholders who properly tender all of their Shares owned at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such odd lot shareholders will not qualify for this preference);

•	Second, after purchasing all the odd lots that were properly tendered at or below the Purchase Price, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, we will purchase Shares at the Purchase Price from all other holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired Shares having an aggregate purchase price of $75,000,000; and

•	Third, only if necessary to permit us to purchase Shares having an aggregate purchase price of $75,000,000 (or such greater aggregate purchase price of Shares as we may elect to purchase, subject to applicable law), we will purchase Shares at the Purchase Price from shareholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All other Shares that have been tendered and not purchased in the Offer will be returned to shareholders at our expense promptly after the Expiration Date. We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

As of May 6, 2016, the last full trading day before we announced our intention to make the Offer, we had 8,263,443 issued and outstanding Shares. At the maximum Purchase Price of $82.50 per Share, we would purchase 909,090 Shares if the Offer is fully subscribed, which would represent approximately 11.0% of the issued and outstanding Shares as of May 6, 2016. At the minimum Purchase Price of $73.00 per Share, we would purchase 1,027,397 Shares if the Offer is fully subscribed, which would represent approximately 12.4% of our issued and outstanding Shares as of May 6, 2016.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after 12:00 midnight, New York City time, on July 6, 2016. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If a shareholder tendered its Shares at more than one price, such shareholder must complete a separate notice of withdrawal for Shares tendered at each price, so long as the information specified above is included.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), at the Purchase Price, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, subject to proration, “odd lot” priority and conditional tender provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment in the Offer.

Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: book-entry confirmation of the deposit of Shares into the Depositary’s account at the DTC; a properly completed and duly executed Letter of Transmittal (or, an Agent’s Message (as defined in the Offer to Purchase)); and any other required documents.

We will decide, in our sole discretion, all questions as to the form and validity, including the time of receipt, of any notices of withdrawal, and each such decision will be final and binding on all persons participating in the offer subject to such Offer participants disputing such determination in a court of competent jurisdiction. Neither we nor the Dealer Manager, the Information Agent or Depositary, nor any other person will be obligated to give notification of any defects or irregularities in any notice of withdrawal nor will any such person incur any liability for failure to give any notice.

THE BOARD OF DIRECTORS OF VIRTUS HAS AUTHORIZED THE OFFER. HOWEVER, NEITHER VIRTUS NOR ITS BOARD OF DIRECTORS NOR THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH SHAREHOLDERS MAY CHOOSE TO TENDER THEM. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY WILL TENDER THEM. IN DOING SO, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

Generally, the receipt of cash for tendered Shares will be treated for U.S. federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution, depending on your particular circumstances. The payment of cash for a non-U.S. shareholder’s tendered Shares may be subject to United States federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at our expense at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (800) 884-5882

Email: vrts@dfking.com

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, Inc.

By First Class, Registered or Certified Mail: Broadridge, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	By Express or Overnight Delivery: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Bank of America Tower

One Bryant Park

New York, New York 10036

(888) 803-9655 (toll-free)

May 10, 2016